EXHIBIT 99.46

CONSENT OF PAUL STERLING, P.ENG.
The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2022 of Equinox Gold Corp.

/s/ Paul Sterling ___________________________
By: Paul Sterling, P.Eng.

Dated: February 23, 2023

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